UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Hawker Energy, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

42012W 107
(CUSIP Number)

326 S. Pacific Coast Highway, Suite 102 Redondo Beach, CA 90277
(310) 316-3623
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42012W 107	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Kristian Andresen I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,950,000
	8	SHARED VOTING POWER 472,288(1)
	9	SOLE DISPOSITIVE POWER 2,950,000
	10	SHARED DISPOSITIVE POWER 472,288(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,222,288(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7141% (1)(2)
14	TYPE OF REPORTING PERSON IN

(1)
The number of shares beneficially owned includes (i) 675,000 shares that Kristian Andresen may acquire upon the exercise of certain warrants that are currently exercisable in full, (ii) 472,288 that Kristian Andresen owns indirectly through Smed Capital Corp., (iii) 125,000 shares that Kristian Andresen, indirectly through Smed Capital Corp., may acquire upon the exercise of certain warrants that are currently exercisable in full, and (iv) options to acquire 1,000,000 shares that are currently exercisable in full.

(2)
Applicable percentage ownership is based on 77,780,403 shares of Common Stock outstanding as of December 12, 2014. Any securities not outstanding but subject to warrants, options or other rights exercisable as of December 12, 2014, or exercisable within 60 days after such date, are deemed to be outstanding for the purpose of computing the percentage of outstanding Common Stock beneficially owned by the person holding such warrants, options or other rights, but are not deemed to be outstanding for the purpose of computing the percentage of Common Stock beneficially owned by any other person.

CUSIP No. 42012W 107	SCHEDULE 13D

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) is related to shares of common stock, par value $0.001 per share (the “Common Stock”), of Hawker Energy, Inc., a Nevada Corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 326 S. Pacific Coast Highway, Suite 102, Redondo Beach, California 90277.

Item 2.	Identity and Background.

This Schedule 13D is filed on behalf of Kristian Andresen (“Andresen”).  The business address for Andresen is 10 Market Street # 328, Camana Bay Grand Cayman, Cayman Islands KY1-9006.

Andresen is a director of the Issuer.  Until October 25, 2013, Andresen was also the CEO of the Issuer, and from October 25, 2013, until July 17, 2014, Andresen was the Secretary of the Issuer.  Mr. Andresen has actively been providing services to the Issuer since October 25, 2013.

Andresen has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Andresen has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Andresen is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration.

On March 1, 2012, Andresen acquired 600,000 shares of Common Stock from Trafalgar Capital Funding Ltd. as compensation for services provided to the Issuer, concurrent with Trafalgar acquiring such Common Stock through conversion of debt into Common Stock of the Issuer.

On July 22, 2012, Andresen acquired, indirectly through Smed Capital Corp., 222,228 shares of Common Stock through a conversion of debt of the Issuer into Common Stock of the Issuer.  Smed Capital Corp. purchased this debt for $2,500 on this date from Lindsay Capital Corp.

On January 31, 2014, Andresen acquired, in consideration of extinguishment of $15,000 in debt owing him by the Issuer, 150,000 “Units,” with each Unit comprised of one share of Common Stock and a warrant to acquire an additional one-half share of Common Stock at an exercise price of $.20 per share.  As a result of his January 31, 2014 acquisition of Units, Andresen acquired 150,000 shares of Common Stock and warrants to acquire an additional 75,000 shares of Common Stock (the “January Warrants”).

On April 9, 2014, Andresen purchased, indirectly through Smed Capital Corp., 250,000 Units for a purchase price of $25,000 in connection with a private placement conducted by the Issuer.  As a result of his April 9, 2014 acquisition of Units, Andresen acquired 250,000 shares of Common Stock and warrants to acquire an additional 125,000 shares of Common Stock (the “April Warrants”).

On May 14, 2014, Andresen was granted, under the 2014 Stock Plan of Issuer (“2014 Stock Plan”), nonqualified options to purchase 1,000,000 shares of our common stock at an exercise price of $0.10 per share. On July 17, 2014, all 1,000,000 nonqualified options were cancelled and, in consideration thereof, reissued to Smed Capital Corp. (in which Andresen has a beneficial interest) (the “Smed Options”). The Smed Options have an exercise price of $0.10 per share and expire on May 13, 2024. The Smed Options were issued outside of the 2014 Stock Plan but are subject to Andresen’s continued status as a service provider to the Issuer , including, without limitation, with respect to the vesting and forfeiture thereof. The Smed Options vested in full on December 15, 2014.

CUSIP No. 42012W 107	SCHEDULE 13D

On December 12, 2014, Andresen acquired 1,200,000 Units in consideration of extinguishment of $120,000 in debt owing him by Issuer.  As a result of his December 12, 2014 acquisition of Units, Andresen acquired 1,200,000 shares of Common Stock and warrants to acquire an additional 600,000 shares of Common Stock (the “December Warrants” and together with the January Warrants and the April Warrants, the “Acquired Warrants”).

On December 12, 2014, Andresen acquired 500,000 shares of Common Stock from Darren Katic and 500,000 shares of Common Stock from Charles William Moore III as compensation for services provided to the Issuer.

Item 4.	Purpose of Transaction.

Andresen acquired beneficial ownership of the shares of Common Stock for investment purposes. Andresen from time to time intends to review his investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Common Stock in particular, as well as other developments and other investment opportunities.  Based upon such review, Andresen will take such actions in the future as he may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock or disposal of some or all of the shares of Common Stock currently owned by him or otherwise acquired by him, either in the open market or in privately negotiated transactions.

(a)
As a result of his acquisition of Acquired Warrants, Andresen is the beneficial owner of 75,000 shares of Common Stock that he may acquire upon exercise of his January Warrants, 125,000 shares of Common Stock that he may acquire, indirectly through Smed Capital Corp., upon exercise of his April Warrants, and 600,000 shares of Common Stock that he may acquire upon exercise of his December Warrants.  The January Warrants are exercisable in full for a period of five (5) years from January 31, 2014,  the April Warrants are exercisable in full for a period of five (5) years from April 9, 2014 and the December Warrants are exercisable in full for a period of five (5) years from December 12, 2014. As a result of his acquisition of the Smed Options, Andresen is the beneficial owner of 1,000,000 shares of Common Stock that he may acquire, indirectly through Smed Capital Corp.  The Smed Options are currently exercisable in full.

(b)	Not Applicable

(c)	Not Applicable

(d)	Not Applicable

(e)	Not Applicable

(f)	Not Applicable

(g)	Not Applicable

(h)	Not Applicable

(i)	Not Applicable

CUSIP No. 42012W 107	SCHEDULE 13D

(j)	Not Applicable

Andresen reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider his position, change his purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5.	Interest in Securities of the Issuer.

 (a) As of December 12, 2014, Andresen was the beneficial owner of 5,222,288 shares of Common Stock, which represents approximately 6.7141% of the outstanding shares of Common Stock.  Percentage ownership is calculated based on (i) 75,980,403 shares of Common Stock issued and outstanding as of December 12, 2014, and (ii) 675,000 shares that Kristian Andresen may acquire upon the exercise of the January Warrants and the December Warrants that are currently exercisable in full, (ii) 125,000 shares that Kristian Andresen, indirectly through Smed Capital Corp., may acquire upon the exercise of the April Warrants that are currently exercisable in full, and (iii) 1,000,000 shares of Common Stock that he may acquire, indirectly through Smed Capital Corp, by exercising the Smed Options which are currently exercisable in full.  .

(b)

	Shared Voting Power	Sole Voting Power	Shared Dispositive Power	Sole Dispositive Power

Kristian Andresen	472,288	2,950,000	472,288	2,950,000

(c)           Not applicable.

(d)          See above, Item 4, with regard to the additional shares of Common Stock that Andresen  may be entitled to purchase pursuant to the terms of the Acquired Warrants and Smed Options.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Andresen may purchase up to an additional 675,000 shares of Common Stock of the Issuer by exercising the January Warrants and December Warrants, and Andresen may, indirectly through Smed Capital Corp., purchase up to an additional 125,000 shares of Common Stock of the Issuer by exercising the April Warrants, as further described in Item 4(a).

The Issuer granted Andresen the Smed Options, whereby Andresen may, indirectly through Smed Capital Corp., purchase 1,000,000 shares of Common Stock.  The options have an exercise price of $0.10 per share and expire on May 13, 2024.  The options vested in full on December 15, 2015.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7	Material to be Filed as Exhibits.

N/A

CUSIP No. 42012W 107	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2014	/s/ Kristian Andresen
Kristian Andresen, an individual